                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            Dove Entertainment, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                  259901 110 6
                                 (CUSIP Number)

                             Charles A. Sweet, Esq.
                              Williams & Connolly
                            725 - 12th Street, N.W.
                            Washington, D.C.  20005
                                  202-434-5000
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 June 10, 1997
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

                         Exhibit index is on page 12.

                                AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

CUSIP No. 259901 10 6

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Michael Viner (S.S. No. ###-##-####)
         Deborah Raffin Viner (S.S. No. ###-##-####)

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)     [x]
         (b)     [ ]

3)       SEC USE ONLY

4)       SOURCE OF FUNDS*

         N/A
         N/A

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
         United States of America

NUMBER OF SHARES       7)      SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING              0
PERSON WITH

                       8)      SHARED VOTING POWER

                               1,225,844

                       9)      SOLE DISPOSITIVE POWER

                               0

                       10)     SHARED DISPOSITIVE POWER

                               1,225,844

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,225,844

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

         [ ]

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         22.1%

14)      TYPE OF REPORTING PERSON*

         IN
         IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION)

                                AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

         This Amendment No. 1 amends and supplements the statement on Schedule 13D filed with respect to an event occurring March 28, 1997 and filed by Michael Viner ("Mr. Viner") and Deborah Raffin Viner ("Ms. Raffin") on August 15, 1997 (the "Initial Filing") relating to the common stock, par value $0.01 per share (the "Common Stock"), of Dove Entertainment, Inc., a California corporation ("Dove" or the "Issuer"). Capitalized terms used herein without definition have the same meanings attributed to them in the Initial Filing.

         Item 2. Identity and Background.

         Upon the consummation of the transactions discussed below in Item 4, Mr. Viner resigned as the President, Chief Executive Officer and a director of the Issuer and Ms. Raffin resigned as was the Executive Vice President, Secretary and a director of the Issuer. Mr. Viner and Ms. Raffin will consult with Dove on various matters for the next 60 months, as further described in
Item 4, and for the present intend to remain self-employed in the publishing and film businesses. The new business address for each of Mr. Viner and Ms. Raffin is 301 North Canon Drive, Suite 207, Beverly Hills, California 90210.

         Item 4. Purpose of Transaction.

         The Second Closing referred to in the Initial Filing occurred on May 15, 1997 and June 3, 1997. On May 15, 1997, Mr. Viner and Ms. Raffin purchased an additional 150 shares of Series C Preferred Stock and Warrants to purchase an additional 75,000 shares of Common Stock, and on June 3 Mr. Viner and Ms. Raffin purchased an additional 500 shares of Series C Preferred Stock and Warrants to purchase an additional 250,000 shares of Common Stock, all such Warrants on the same Warrant Terms discussed in the Initial Filing. Mr. Viner and Ms. Raffin assigned their rights to purchase 350 shares of Series C Preferred Stock and Warrants to purchase an additional 175,000 shares of Common Stock on the same Warrant Terms discussed in the Initial Filing to a third party as permitted by the terms of the Stock Purchase Agreement.

         The purchases made at the Second Closing were made for investment purposes. Mr. Viner and Ms. Raffin's purpose in purchasing the Series C Preferred Stock and Warrants was to make a further equity investment in Dove and to provide needed funding, along with the funds raised by the sale and issuance of securities to MEI as described in the Initial Filing, for Dove to expand its business operation.

         On May 23, 1997, Mr. Viner and Ms. Raffin exercised 250,000 options to purchase shares of Common Stock at an exercise price of $.01 per share. The reporting persons made this acquisition for investment purposes.

         On June 10, 1997, Mr. Viner and Ms. Raffin entered into a securities purchase agreement with MEI (the "MEI Purchase Agreement") pursuant to which MEI purchased 500,000 shares of the reporting persons' Common Stock, all 1,570 of the reporting persons' shares of Series C Preferred Stock and Warrants to purchase 825,000 shares of Common Stock on the Warrant Terms, and all 214,113 of the reporting persons' shares of Series D Preferred Stock, for total cash consideration of $3,086,000.

         Concurrently with the execution of the MEI Purchase Agreement, Mr. Viner and Ms. Raffin entered into an employment termination agreement dated June 10, 1997 with Dove (the "Termination Agreement"), pursuant to which Mr. Viner and Ms. Raffin resigned from all positions with Dove and its subsidiaries, including as directors. Concurrently with such resignations, Dove's Board of directors appointed Terrence A. Elkes and Bruce Maggin, two affiliates of MEI, to replace Mr. Viner and Ms. Raffin as directors, and elected Ronald Lightstone as acting chief executive officer. Mr. Viner and Ms. Raffin have agreed to consult with Dove on matters relating to their former employment during the 60 month term of the Termination Agreement described below. Mr. Viner and Ms. Raffin also agreed not to compete with Dove in the audio book business nor solicit authors or readers currently under contract with Dove or in Dove's catalog (in each case for a period of four years), with certain limited exceptions.

         Pursuant to the MEI Purchase Agreement, MEI has a right of first refusal on any shares of Common Stock retained after the transaction by Mr. Viner and Ms. Raffin and offered for sale or transfer by them for a period of three years. For the same three year period, sales by Mr. Viner or Ms. Raffin in market transactions must be limited during any three month period to the greater of (i) the volume limitations of Rule 144 promulgated under the Securities Act of 1933, as amended, and (ii) 150,000 shares of Common Stock.

         Pursuant to the Termination Agreement, and in consideration for their agreement to terminate their respective employment agreements, Mr. Viner and Ms. Raffin will receive monthly payments (the "Payments") of approximately $14,583 and $10,416, respectively, and medical insurance for 60 months (the "Term") (the remaining balance of the original term of the employment agreements). In addition, Mr. Viner and Ms. Raffin will each receive a car allowance for 24 months and reimbursements for certain medical and business expenses.

         To secure the Payments, the Issuer has issued into escrow 1,500 of its Series E Preferred Stock (the "Series E Shares"), convertible into shares of Common Stock as described below. The Series E Shares will be held in escrow and will not be released to Mr. Viner and Ms. Raffin except in the event of a default in the Payments by Dove (a "Default"). In the event of a Default, Series E Shares will be released to Mr. Viner or Ms. Raffin, as the case may be, in an amount equal to the portion of the Payments unpaid due to such Default divided by the stated value of the Series E Preferred Stock. Each Series E Share is convertible into shares of Common Stock following its release from escrow (but no earlier than six months from the date of issuance) at a rate calculated by dividing $1,000.00 by the then applicable Conversion Price. The "Conversion Price" is the average of the Closing Prices for the five trading days prior to the release from escrow. The "Closing Price" is the average of the reported bid and ask prices regular way on Nasdaq for Common Stock, or if Common Stock is listed on a national securities exchange or quoted on the Nasdaq National Market, the closing sale price, or if not so quoted, as reasonably determined by Dove's board of directors. Mr. Viner and Ms. Raffin have registration rights pursuant to a registration rights agreement, dated June 10, 1997, among Dove, Mr. Viner and Ms. Raffin (the "Registration Rights Agreement") with respect to any Common Stock issued to them upon the conversion of any Series E Shares received by them upon a Default.

         The reporting persons disposed of the shares of Common Stock and other securities of Dove described above in order to raise personal funds, and as part of negotiated resignation from their offices with Dove negotiated among Dove and MEI.

         Mr. Viner's and Ms. Raffin's intentions with regard to the Common Stock of the Issuer as set forth in the Initial Filing have not changed.

         Except as set forth above, as of the date of the most recent event reported herein, Mr. Viner and Ms. Raffin had no plans or proposals which relate to or would result in any of the actions set forth in parts (a) through
(j) of Item 4.

         Item 5.  Interests in Securities of the Issuer.

         (a) The following list sets forth the aggregate number and percentage (based on 5,523,766 shares of Common Stock outstanding as set forth in Dove's Form 10-QSB for the fiscal quarter ended March 31, 1997) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of June 10, 1997:

                 Shares of        Percentage of
               Common Stock      Shares of Common
               Beneficially     Stock Beneficially
Name              Owned               Owned
----              -----               -----

Mr. Viner      1,225,844(1)          22.1%(1)

Ms. Raffin     1,225,844(1)          22.1%(1)

-------------------

(1) All of such shares are held jointly by Mr. Viner and Ms. Raffin as community property. In addition to 1,192,511 shares of Common Stock, includes 33,333 shares of Common Stock currently issuable upon exercise of options issued on September 4, 1996 with an exercise price of $3.50 per share. The 80,000 shares of Common Stock or, 22,079 shares of Preferred Stock (referenced in the Initial Filing) that may have been authorized by the Issuer in lieu of accrued and unpaid dividends on the Series A Preferred Stock are not included because Mr. Viner and Ms. Raffin have been unable to confirm such authorization with either the Issuer or the Issuer's counsel. The Common Stock issuable upon exercise of an additional 66,667 options issued on September 4, 1996 with an exercise price of $3.50 per share is not considered beneficially owned because 33,333 of such options are not vested until September 4, 1997, and 33,334 of such options are not vested until September 4, 1998. The Common Stock issuable upon conversion of the Series E Shares is not considered beneficially owned because the Series E Preferred Stock is not convertible into Common Stock until six months following the issuance thereof, which is more than 60 days after the date of the most recent event reported herein. Further, the Series E Shares do not bear voting rights until converted into Common Stock. The reported percentages may be greater than actual because they are based on 5,557,099 shares, which includes 5,523,766 shares of Common Stock outstanding as set forth in Dove's Form 10-QSB for the fiscal quarter ended March 31, 1997, as well as the 33,333 shares of Common Stock currently issuable upon exercise of options issued on September 4, 1996, but which does not include any other outstanding options, warrants, convertible preferred stock and other outstanding securities convertible into Common Stock but not beneficially owned by Mr. Viner or Ms. Raffin.

         (b) Mr. Viner and Ms. Raffin have shared power to vote and dispose of 1,225,844 shares of Common Stock, which includes all shares described above in footnote (1) to the table in Item 5(a).

         (c) The following is a description of all transactions in the Common Stock of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from March 10, 1997 through June 10, 1997 inclusive.

------------------------------------------------------------------------------------------------
NAME OF          ACQUISITION      TRANSACTION        AMOUNT OF        PRICE PER     WHERE AND
SHAREHOLDER      (A) OR           DATE               SECURITIES       UNIT          HOW EFFECTED
                 DISPOSITION                         INVOLVED
                 (D)
------------------------------------------------------------------------------------------------
Mr. Viner &      D                3/11/97            4,000            $2.8125       Market sale
Ms. Raffin
------------------------------------------------------------------------------------------------
Mr. Viner &      D                3/13/97            2,000            $2.50         Market sale
Ms. Raffin
------------------------------------------------------------------------------------------------
Mr. Viner &      D                3/13/97            5,000            $2.65625      Market sale
Ms. Raffin
------------------------------------------------------------------------------------------------
Mr. Viner &      D                3/13/97            3,800            $2.625        Market sale
Ms. Raffin
------------------------------------------------------------------------------------------------
Mr. Viner &      D                3/13/97            4,000            $2.5625       Market sale
Ms. Raffin
------------------------------------------------------------------------------------------------
Mr. Viner &      D                3/16/97            2,000            $2.8125       Market sale
Ms. Raffin
------------------------------------------------------------------------------------------------
Mr. Viner &      D                3/28/97            214,113          N/A           Private
Ms. Raffin                                                                          transaction
                                                                                    with Issuer
                                                                                    as described
                                                                                    above in
                                                                                    Item 4 (1)
------------------------------------------------------------------------------------------------
Mr. Viner &      A                3/28/97            258,000          N/A           Private
Ms. Raffin                                                                          transaction
                                                                                    with Issuer
                                                                                    as described
                                                                                    above in
                                                                                    Item 4 (1)
------------------------------------------------------------------------------------------------
Mr. Viner &      A                3/28/97            500,000          $.001         Private
Ms. Raffin                                                                          purchase
                                                                                    from Issuer
                                                                                    as described
                                                                                    above in
                                                                                    Item 4 (2)
------------------------------------------------------------------------------------------------
Mr. Viner &      A                5/15/97            75,000           $.001         Private
Ms. Raffin                                                                          purchase
                                                                                    from Issuer
                                                                                    as described
                                                                                    in Item 4
                                                                                    (3)
------------------------------------------------------------------------------------------------
Mr. Viner &      A                5/23/97            250,000          $.01          Private
Ms. Raffin                                                                          purchase
                                                                                    from Issuer
                                                                                    as described
                                                                                    in Item 4
                                                                                    (4)
------------------------------------------------------------------------------------------------
Mr. Viner &      A                6/3/97             250,000          $.001         Private
Ms. Raffin                                                                          purchase
                                                                                    from Issuer
                                                                                    as described
                                                                                    in Item 4
                                                                                    (5)
------------------------------------------------------------------------------------------------
Mr. Viner &      D                6/10/97            825,000          (6)           Private sale
Ms. Raffin                                                                          to MEI as
                                                                                    described in
                                                                                    Item 4 (6)
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
Mr. Viner &      D                6/10/97            500,000          $2.00         Private sale
Ms. Raffin                                                                          to MEI as
                                                                                    described in
                                                                                    Item 4 (7)
------------------------------------------------------------------------------------------------
Mr. Viner &      D                6/10/97            258,000          $2.00         Private sale
Ms. Raffin                                                                          to MEI as
                                                                                    described in
                                                                                    Item 4 (8)
------------------------------------------------------------------------------------------------

         (1) Mr. Viner and Ms. Raffin agreed to exchange 214,113 shares of Series A Preferred Stock, convertible to Common Stock at a ratio of 1:1, for an equal amount of shares of Series D Preferred Stock, convertible to Common Stock at a ratio of 1:1.20497.

         (2) Mr. Viner and Ms. Raffin purchased Warrants to purchase 500,000 shares of Common Stock. The Common Stock issuable upon conversion of the Series C Preferred Stock is not considered beneficially owned because the Series C Preferred Stock is not convertible into Common Stock until six months following the issuance thereof, which is more than 60 days after the date hereof.

         (3) Mr. Viner and Ms. Raffin purchased Warrants to purchase 75,000 shares of Common Stock. The Common Stock issuable upon conversion of the Series C Preferred Stock is not considered beneficially owned because the Series C Preferred Stock is not convertible into Common Stock until six months following the issuance thereof, which is more than 60 days after the date hereof.

         (4) Mr. Viner and Ms. Raffin exercised 250,000 options to purchase shares of Common Stock at an exercise price of $.01 per share.

         (5) Mr. Viner and Ms. Raffin purchased Warrants to purchase 250,000 shares of Common Stock. The Common Stock issuable upon conversion of the Series C Preferred Stock is not considered beneficially owned because the Series C Preferred Stock is not convertible into Common Stock until six months following the issuance thereof, which is more than 60 days after the date hereof.

         (6) Mr. Viner and Ms. Raffin entered into the MEI Purchase Agreement pursuant to which MEI purchased all of the reporting persons' shares of Series C Preferred Stock and Warrants to purchase 825,000 shares of Common Stock on the Warrant Terms for an aggregate purchase price of $1,570,000. The MEI Purchase Agreement does not specify how much of the aggregate purchase price was allocable to the purchase of the Warrants. The Common Stock issuable upon conversion of the Series C Preferred Stock is not considered beneficially owned because the Series C Preferred Stock is not convertible into Common Stock until six months following the issuance thereof, which is more than 60 days after the date of the event reported herein.

         (7) Mr. Viner and Ms. Raffin entered into the MEI Purchase Agreement pursuant to which MEI purchased 500,000 shares of the reporting persons' Common Stock, for total cash consideration of $1,000,000.

         (8) Mr. Viner and Ms. Raffin entered into the MEI Purchase Agreement pursuant to which MEI purchased all 214,113 of the reporting persons' shares of Series D Preferred Stock, convertible to Common Stock at a ratio of of 1:1.20497, for total cash consideration of $516,000.

         The foregoing table excludes the 80,000 shares of Common Stock or 22,079 shares of Series D Preferred Stock that may have been authorized by the Issuer in lieu of accrued and unpaid dividends on the Series A Preferred Stock, as Mr. Viner and Ms. Raffin have been unable to confirm such authorization with either the Issuer or the Issuer's counsel.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

         (e)  Not applicable.

         Item 6. Contracts, Arrangements, Understandings or
                 Relationships with Respect to Securities of the Issuer.

         See Item 4. Except for the circumstances discussed therein, there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this
Schedule 13D.

         Item 7.  Material to be Filed as Exhibits.

         Exhibit 3: Securities Purchase Agreement, dated June 10, 1997, among MEI, Mr. Viner and Ms. Raffin (incorporated by reference from Exhibit 10.46 to Dove's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 10, 1997)

         Exhibit 4: Employment Termination Agreement, dated June 10, 1997, among Dove, Mr. Viner and Ms. Raffin (incorporated by reference from Exhibit 10.45 to Dove's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 10, 1997)

         Exhibit 5: Registration Rights Agreement, dated June 10, 1997, among Dove, Mr. Viner and Ms. Raffin

                          (incorporated by reference from Exhibit 4.21 to Dove's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 10, 1997)

                                   SIGNATURE


         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule is true, complete and correct.



Dated:  August 10, 1997                    /s/ Michael Viner
                                           ------------------------------
                                           Michael Viner



                                           /s/ Deborah Raffin
                                           ------------------------------
                                           Deborah Raffin

                                 EXHIBIT INDEX

Exhibit                Description                                        Page
-------                -----------                                        ----

Exhibit 3 Securities Purchase Agreement, dated June 10, 1997, among MEI, Mr. Viner and Ms. Raffin (incorporated by reference from Exhibit 10.46 to Dove's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 24, 1997)

Exhibit 4 Employment Termination Agreement, dated June 10, 1997, among Dove, Mr. Viner and Ms. Raffin (incorporated by reference from Exhibit 10.45 to Dove's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 24, 1997)

Exhibit 5              Registration Rights Agreement, dated
                       June 10, 1997, among Dove, Mr.  Viner and
                       Ms. Raffin (incorporated by reference
                       from Exhibit 4.21 to Dove's Current
                       Report on Form 8-K filed with the
                       Securities and Exchange Commission on
                       June 24, 1997)